September 2, 2008

Mr. Terence O’Brien

Branch Chief, Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington D.C. 20549-0303

Re	Gerdau S.A. Form 20-F for Fiscal Year Ended December 31, 2007 File No. 001-14878

Dear Mr. O’Brien:

This letter responds to the comment letter (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Commission”) dated July 31, 2008, concerning the Annual Report filed on Form 20-F for Fiscal Year Ended December 31, 2007.

As noted below in our response, we have supplied the requested clarification or agreed to change or supplement the disclosures in our future filings, as the case may be.  Our agreement to change or supplement the disclosures in our filings is undertaken to cooperate fully with the Staff and to enhance the overall disclosure in our filings, and not because we believe our prior filing is materially deficient or inaccurate.  Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

The following is the Company’s response to the Comment Letter.

Comment No 1

We note your response to prior comment 2 dated July 18, 2008 and your response dated June 13, 2008 which discuss the impact of metal spreads in the Gallatin Steel joint venture and the impact the spreads had on your earnings from unconsolidated companies on your income statement. Your responses do not address the impact metal spreads had on your other segments.  In this regard, your June 13, 2008 response lists out the products you produce at other plants but does not address the impact metal spreads have had on the related segments results of operations.  For example, you state that you also produce common flat steel products at your Ouro Branco mill and your Siderperu mill.  You produce long specialty and stainless steels at Gerdau Aços Especiais Brazil plant and at Corporacion Sidenor.  Please address the metal spreads for other types of products and steel mills and the impact these spreads have had on your segment results and your operations as a whole.

In our response dated June 13, 2008, we demonstrated the decrease in earnings from Gallatin Steel due to the decrease of the metal spread.  It is important to note that the Gallatin operation is a flat rolled mill. Gallatin’s main product, HRC (Hot Rolled Coil), is a commodity, in which pricing is the primary competitive factor.

In our other segments as we discuss below, we have several units, geographically diversified, and a large mix of long steel products.  In addition, the Company’s production costs vary by regions. Raw materials account for the greatest percentage of production costs of the Company. In Brazil, the metallic inputs (scrap, pig iron, iron ore and ferro-alloys) represented approximately 36.5% of the production costs. During 2007, in Brazil, scrap accounted for 17.6% of the total production cost, while pig iron represented 8.2% and iron ore 5.8%. Other material accounted for the remaining 4.9%. In North America, metallic inputs, basically scrap, represented approximately 58%.

In North American operations, over 90% of the raw material feed for the mini-mill operations is recycled steel scrap, positioning Gerdau Ameristeel as the second largest steel recycler in North America. Gerdau Ameristeel has several on-site dedicated scrap processing facilities, including shredder operations that supply a significant portion of their scrap requirements.  We also buy scrap in the market either directly or through dealers that source and aggregate scrap.  Doing this, the Company seeks to reduce its dependency on its suppliers and reduce the possible negative impacts of temporary shortages of this specific raw material.

As a result, we can confirm that scrap is not the only important raw material in the cost composition.  Because of the geographic diversity, product mix and raw material composition, we believe (i) it is not practicable to demonstrate the direct impact of the metal spread on the results of our other segments, (ii) the metal spread is neither the only nor the most important way to measure performance, and (iii)  because of these factors, we believe that the inclusion of more information about metal spread in our disclosure documents would not provide relevant information to the readers of our financial statements.

In conclusion, differently than in the Gallatin Steel joint venture, we believe that for the majority of our other operations the pure analysis of the effects of the metal spread on the results would not add analytical value to our disclosures, as there is a series of other relevant factors that have to be taken into consideration.

In the following paragraphs we go into some additional details regarding our different regions.

- Latin American Operations (excluding Brazil)

In Latin America region we operate 8 steel mills, 6 rolling mills, 1 downstream operation, 13 service centers, 15 retail facilities and 6 scrap collection and processing facilities in 8 different countries.  The conditions of economy, demand and costs structure are different in each country where we have operations.  The price of scrap and other inputs varies according to demand, transportation costs and availability of raw materials.

At Siderperu mill, in Peru, we produce flat steel and long steel products.  Flat steel represented only 18.7% of Siderperu’s 2007 total shipments.  In that mill we operate one blast furnace, a direct reduction unit and a melt shop with two electric arc furnaces (EAF).  61% of Siderperu’s total production is produced by blast furnace and the remaining by electric arc furnaces.  In electric arc furnaces the main raw material is steel scrap and the main products are produced according to the clients required specifications.  An increase in scrap prices could reduce profit margins.  In the blast furnace the main metallic input is iron ore.  In the primary stage of iron making, sinter (a mixture of iron ore and limestone), coke and other raw materials are consumed in the blast furnace to produce pig iron, which is used to produce steel through LD-type oxygen converters.  An increase in iron ore prices could reduce profit margins.

Metal spread, the difference between mill selling prices and the cost of scrap charged (electric arc furnaces) or liquid pig iron (blast furnace), is not the only way to measure performance but indicates if the Company has the ability to raise prices when there is an increase of either scrap or pig iron prices.

- Brazilian operations

In Brazil, the Company has a diversified production process, using both mini-mills and integrated facilities.  We operate 13 steel mills, 2 rolling mills, 3 downstream operations, 30 services centers, 68 retail facilities and 7 scrap collection and processing facilities throughout the country.

In the mini-mills, scrap is the main raw material and varies by region, depending upon local supply and demand, and transportation costs.  The southeast region is the most industrialized region in the country, generating the greatest volume of scrap.  Due to the concentration of steel producer players in this region, the competition for buying scrap is more intense.  In the integrated facilities, iron ore is the main raw material.  The facilities are located near the Brazilian mining reserves.

Gerdau’s Brazilian operations are divided into the following segments: Brazil Long Steel Products, Specialty Steel Products and Gerdau Açominas (Ouro Branco mill).  In our Brazil Long Steel and Specialty Steel segments we have several units, which offer a wide range of steel products.  Gerdau Açominas is an integrated steel mill located in Ouro Branco in the state of Minas Gerais.  Flat steel products accounted for only 10.5% of the Gerdau Açominas’ 2007 shipments.

- North American operations

Through a vertically integrated network of 19 mini-mills (including one 50% owned joint venture mini-mill), 19 scrap recycling facilities and 61 downstream operations, the Company serves customers throughout the United States and Canada.  North American operations are organized into two operating segments, mini-mills and downstream.

The mini-mills segment consists of 15 mini-mills in the United States and three in Canada.  This segment manufactures and markets a wide range of long steel products, including reinforcing steel bar (rebar), merchant bars, structural shapes, beams, special sections and coiled wire rod.  The mills segment also produces rebar, merchant, rod and SBQ products which are transferred at arms-length, market prices to the downstream segment.

The downstream segment is comprised of various secondary value-added steel businesses, which include rebar fabrication and epoxy coating, railroad spike operations, cold drawn products, super light beam processing, and the production of elevator guide rails, grinding balls, wire mesh, wire drawing, and fence posts.

North American plants use mainly industrial scrap.  Over 90% of the raw material feeding for the mini-mill operations is recycled steel scrap.  Steel scrap is a commodity, which availability varies according to economic activity, seasonal factors, export levels, and price fluctuations.  Steel scrap prices are relatively higher during winter months due to the impact of weather over the collecting and supplying efforts.

All of Gerdau Ameristeel’s production facilities in North America are mini-mills where results of operations are closely linked to the cost of steel scrap and scrap substitutes, the primary mini-mill input.

- European operations

Gerdau maintains a presence in the European Union through Corporación Sidenor, which sells specialty steel to the whole continent.  The Company produces a wide range of products, used in tools and machinery, chains, fasteners, railroad spikes and special coil steel.

***

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at +55.51.33232657 if you have any questions concerning this response letter.

Very truly yours,
GERDAU S.A.

By
/s/ Osvaldo Burgos Schirmer

Name: Osvaldo Burgos Schirmer
Title: Chief Financial Officer

Copy: Melissa N. Rocha, CPA
Division of Corporation Finance